SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

NetManage, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641144308

(CUSIP Number)

Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1455

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 3, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

———————

1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 641144308	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[2]
14	TYPE OF REPORTING PERSON* IA

———————

1

Because Riley Investment Management LLC has sole investment and voting power over 512,678 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at May 4, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[1]
14	TYPE OF REPORTING PERSON*

———————

1

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at May 4, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES	7	SOLE VOTING POWER 512,678[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 512,678
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 512,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.43%[2]
14	TYPE OF REPORTING PERSON*

———————

1

Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 512,678 shares owned of record by SACC Partners LP.

2

Based on 9,442,367 shares of common stock of NetManage, Inc. (“NetManage” or the “Issuer”) outstanding at May 4, 2006, as reported in NetManage’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 filed with the Securities and Exchange Commission on August 11, 2006.

CUSIP No. 641144308	13D	Page 5 of 8 Pages

Item 4.

Purpose of the Transaction

Item 4 as previously filed is hereby amended to add the following:

On October 3, 2006, the filing persons sent the Issuer a letter providing certain information and extending the time for their proposal to remain open. A copy of this letter is attached to this amendment as Exhibit A.

Item 7.

Material to be filed as Exhibits

EXHIBIT A:

Letter to Board of Directors dated August 31, 2006, redacted

CUSIP No. 641144308	13D	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 3, 2006

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

SACC Partners LP
By: Riley Investment Management LLC, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley

CUSIP No. 641144308	13D	Page 7 of 8 Pages

EXHIBIT A

Riley Investment Management, LLC 11100 Santa Monica Boulevard, Suite 810 Los Angeles, California 90025	Zeff Capital Partners, L.P. 50 California Street, Suite 1500 San Francisco, CA 94111

October 3, 2006

NetManage, Inc.

Board of Directors

20883 Stevens Creek Boulevard

Cupertino, CA 95014

Dear Mr. Alon:

We believe that our initial letter to you on August 31, 2006 provided NetManage, Inc. (“NetManage”) enough information for the Board of Directors to meet with us to discuss our proposal to acquire all of the outstanding shares of NetManage common stock that we do not already own for $5.25 per share in cash (the “Transaction”). We are disappointed that, according to your letter to us dated September 12, 2006, you had not yet undertaken an evaluation of the proposed Transaction. We are even more disappointed that in lieu of meeting with us to at least preliminarily discuss our proposal you have sent us the letter with your requests, many of which cannot be answered without due diligence or discussions with NetManage. However, in order to advance the process, we are responding to your letter with the following additional information:

•

Background: Riley Investment Management LLC (“RIM”) was founded in February 2000 and currently has assets under management of approximately * million. RIM has a wide background in activist investing and a strong operating background particularly in technology companies through, among other factors, its membership on boards of directors. RIM’s managing member Bryant Riley serves on the Board of Directors of Integrated Silicon Solution Inc., Carreker Corporation, Celeritek, Inc. (now named CTK Windup Corp.), Mossimo, Inc. and Aldila, Inc. and is the Chairman of Alliance Semiconductor Corporation. Although RIM has not previously acquired a public company, RIM has successfully led to changes in management and control of the aforementioned companies and negotiated the sale of numerous businesses and business units in connection with its Board participation in those companies. RIM is the general partner of SACC Partners L.P. RIM and B. Riley & Company are owned by Mr. Riley and Mr. Riley is also the Chairman of the Board of B. Riley & Company.

Zeff Capital Partners, L.P. (“Zeff Capital”) was founded in July 2001 and currently has assets under management of approximately * million. Zeff Capital traditionally invests as a passive long-term shareholder but has a history of activism in cases of underperforming businesses. * Daniel Zeff is President and Managing Member of Zeff Holding Company, LLC, which serves as the General Partner of Zeff Capital and the Investment Manager of Zeff Capital Offshore Fund.

•

Financing: With more than * million under management combined, we have ample resources at our disposal to finance the equity required for the acquisition of NetManage. Furthermore, we anticipate obtaining preliminary financing commitments by October 15, 2006. Of course, in order for us to obtain definitive financing commitments, NetManage would need to allow our financing partners to conduct due diligence.

•

Conditions:  Because NetManage has not met with us to discuss our proposal and we have not been allowed to conduct due diligence, it is difficult to describe all of the conditions to the consummation of the Transaction we expect to include in the definitive agreements. However, at a minimum, we would expect to include conditions with respect to: 1) accuracy of representations and warranties and compliance with covenants, 2) obtaining any required regulatory and material third party consents, 3) entry into agreements

CUSIP No. 641144308	13D	Page 8 of 8 Pages

with selected members of NetManage management, 4) absence of a material adverse change, and 5) obtaining financing for the Transaction. We reserve the right to include additional conditions based on our negotiations with NetManage, our due diligence and our discussions with financing sources

•

Post-Closing Management: We have significant experience in restructuring unprofitable businesses and are confident of our ability to work together with NetManage’s employees. Because you have not engaged in discussions with us and have not allowed us to speak to management members, we are unable to describe the terms on which we would expect to retain management post closing. However, we wish to reiterate our support and confidence in NetManage’s loyal and talented employees, as the Company will continue to rely on their expertise in research and development, marketing and sales, operations and general management post-closing. During the due diligence process we intend to enter into discussions with * managers and identify those who share our view regarding the necessary measures required to bring NetManage back to profitability.

•

Timing: We would like to reiterate our desire to reach a definite merger agreement at the earliest possible date. Once we are allowed to begin our due diligence, and assuming your full cooperation, we anticipate that we will require 45 business days to gather the necessary information and complete discussions with your management team. We will provide a draft of a definite merger agreement 15 days after the completion of this process.

Our proposal remains conditioned upon, among other things, completion of satisfactory due diligence, completion of financing plan, negotiation of mutually acceptable definitive agreements (and the conditions set forth in such agreements) and reaching agreement with certain members of NetManage management for continued employment following the Transaction on mutually satisfactory terms. In addition, this letter does not constitute a legally binding obligation, and there will be no binding obligation except as set forth in definitive acquisition documents executed by all parties. We have no obligation to enter into or consummate a transaction, except if and to the extent reflected in any such executed, definitive agreements.

We are disappointed that NetManage’s Board of Directors has not taken a more proactive approach to our offer and reiterate that time is of the essence for your shareholders. Having now responded to your information requests we hope to receive your prompt response. Accordingly, we are extending the expiration date of our proposal to October 15, 2006. We are more than willing to enter into friendly negotiations but we are also prepared to pursue other alternatives, including seeking changes in senior management and the Board of Directors.

/s/ Bryant R. Riley
Bryant R. Riley, as Managing Member,
Riley Investment Management LLC

/s/ Daniel Zeff
Daniel Zeff, as Managing Partner,
Zeff Capital Partners, L.P.

FOIA Confidential Treatment Requested Pursuant to Rule 83.

Pursuant to Regulation §200.83 (Rule 83) of the Freedom of Information Act, this letter omits confidential information included in the unredacted version of this letter filed delivered to the Securities and Exchange Commission, Division of Corporate Finance. Asterisks denote omissions.